October 22, 2018

VIA EDGAR

Mr. David Lin Staff Attorney Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LM Funding America, Inc. Registration Statement on Form S-1 Originally Filed September 5, 2018 No. 333-227203

Dear Mr. Lin:

On behalf of LM Funding America, Inc. (the “Company”), we are transmitting the following responses to the Staff’s letter dated October 19, 2018 containing the Staff’s comments regarding Amendment No. 2 and Amendment No. 3 (both filed on October 17, 2018) to the Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the United States Securities and Exchange Commission (the “Commission”) on September 5, 2018.  Simultaneous herewith, the Company is filing an Amendment No. 4 to the Registration Statement.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

1.Please add risk factor disclosure regarding the exclusive forum provision included in Section 5(e) of each of the common warrants and the pre-funded warrants.

RESPONSE:  The Company has added the following new risk factor to the Registration Statement:

“The exclusive jurisdiction clause set forth in the common warrants and pre-funded warrants to be issued to investors in this offering may have the effect of limiting an investor’s rights to bring legal action against us and could limit the investor’s ability to obtain a favorable judicial forum for disputes with us.

Section 5(e) of the common warrants and pre-funded warrants to be issued in this offering provides for investors to consent to exclusive jurisdiction to courts located in New York, New York.  These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations and may limit an investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.”

2.  We note that the overallotment option is for shares of common stock "and/or" warrants. Please reconcile this with the terms of the underwriting agreement, which suggest that the overallotment option is for "Option Units" or "Option Pre-funded Units."  If you intend for the overallotment option to be exercisable for common stock and/or warrants, please revise to describe the circumstances in which the underwriter might elect to exercise it only for common stock or warrants, and how it would source the other security necessary to create a Unit. Please also address the fact that the company would not receive proceeds to the extent that a component of the Units were sourced other than through the company, such as on the open market.

RESPONSE:    Please be advised that the overallotment option is for shares of common stock and/or warrants as described in the Registration Statement, and the underwriting agreement has been conformed to the description of the overallotment option in the Registration Statement.  In addition, the Company has added disclosure to the description of the overallotment option in the Registration Statement set forth under “UNDERWRITING—Option to Purchase Additional Securities.” This disclosure states that the underwriter would decide on whether to exercise its over-allotment based on the current market conditions relative to the Company’s securities.  If needed, the underwriter would purchase additional shares of common stock in order to stabilize the offering.  Warrants would be sourced by exercise of the over-allotment with respect thereto.  Common stock would be sourced either by exercise of the over-allotment with respect thereto, or in the open market.  If common stock is sourced through the open market, the Company would not receive the proceeds from the sale of such common stock.

3.We note that the Warrants are governed by New York law. Please have counsel revise its opinion to include an opinion as to New York law with respect to the Warrants.

RESPONSE: The opinion in Exhibit 5.1 has been revised to include an opinion as to New York law with respect to the Warrants.  The relevant sentence now reads as follows:  “This opinion is limited in all respects to the General Corporation Law of the State of Delaware and, with respect to the Warrants constituting valid, legally binding, and enforceable obligations of the Company, the laws of the State of New York, and we express no opinion as to the laws, statutes, rules or regulations of any other jurisdictions.”

4.Please revise the fee table to include the offering price for the warrant exercise in the maximum aggregate offering price and recalculate the registration fee.  Note that Rule 457(i) requires that when a convertible security and the security into which it may be converted are offered at the same time, if additional consideration is to be received in connection with the conversion, then such consideration shall be added to the proposed offering price upon which the fee is based.  Please also revise your prospectus to disclose the exercise price for the warrants.

RESPONSE:  The fee table has been revised based on the foregoing comment.  Regarding the exercise price of the warrants, because the per-share exercise price will be equal to the per-unit offering price and is a pricing term that will be determined at pricing, the per-share exercise price is currently unknown, but as indicated in Note 5 to the fee table, the aggregate exercise price of the warrants is included in the fee table.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Enclosure

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